FRONTIER GROUP HOLDINGS, INC.

4545 Airport Way

Denver, Colorado 80239

May 11, 2022

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Yolanda Guobadia, Staff Accountant
Gus Rodriguez, Accounting Branch Chief
Anuja Majmudar, Attorney-Advisor
Laura Nicholson, Special Counsel

Re:	Frontier Group Holdings, Inc.
Registration Statement on Form S-4 (File No. 333-263467)

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, we hereby respectfully request acceleration of the effective date of the Registration Statement on Form S-4 (File No. 333-263467) (as amended, the “Registration Statement”) of Frontier Group Holdings, Inc. (the “Company”), so that such Registration Statement will be declared effective as of 12:00 p.m. on May 11, 2022, or as soon thereafter as practicable.

Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Latham & Watkins LLP, by calling Mark Bekheit at (650) 463-3032.

Thank you for your assistance with this matter. If you have any questions regarding the foregoing, please do not hesitate to contact Mark Bekheit of Latham & Watkins LLP at (650) 463-3032.

Very truly yours,

FRONTIER GROUP HOLDINGS, INC.

By:	/s/ Howard Diamond
Name: Howard Diamond Title: General Counsel and Secretary

cc:	Anthony J. Richmond, Latham & Watkins LLP
Mark Bekheit, Latham & Watkins LLP
Eric T. Juergens, Debevoise & Plimpton LLP